MANAGEMENT’S DISCUSSION AND ANALYSIS

This discussion and analysis of financial condition and results of operations of Ballard Power Systems Inc. (“Ballard”, “the Company”, “we”, “us” or “our”) is prepared as at February 22, 2012 and should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2011. The results reported herein are presented in U.S. dollars unless otherwise stated and have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information relating to the Company, including our Annual Information Form, are filed with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov) and are also available on our website at www.ballard.com.

BUSINESS OVERVIEW

At Ballard, we are building a clean energy growth company. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell development and commercialization. Our principal business is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on motive power (material handling and buses) and stationary power (backup power and distributed generation) markets. We also provide engineering services for a variety of fuel cell applications.

A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol or other hydrocarbon fuels, or from water through electrolysis. Ballard fuel cell products feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand, modular design and environmental cleanliness. Embedded in each Ballard PEM fuel cell product lies a stack of unit cells designed with our proprietary esenciaTM technology which draws on intellectual property from our patent portfolio together with our extensive experience in key areas of fuel cell stack operation, system integration, and fuel processing.

We provide our customers with the positive economic and environmental benefits unique to fuel cell power. We plan to build value for our shareholders by developing, manufacturing, selling and servicing industry-leading fuel cell products to meet the needs of our customers in select target markets. We are focused on our core competencies of PEM fuel cell design, development, manufacture, sales and service.

Over the past five years, we have refined the Company’s business strategy to establish a sharp focus on what we believe to be key growth opportunities with near-term commercial prospects in our core fuel cell markets. To support this strategy, we have focused on bolstering our cash reserves to strengthen our capability to execute on our clean energy growth priorities.

In March 2010, we completed a sale and leaseback agreement whereby we sold our head office building in Burnaby, British Columbia in return for gross cash proceeds of $20.4 million and then leased this property back for an initial 15-year term plus two renewal options. In December 2009 and July 2010, we completed agreements with a financial institution to monetize our rights under a Share Purchase Agreement with Ford Motor Company (“Ford”) relating to our 19.9% equity investment in AFCC Automotive Fuel Cell Cooperation Corp. (“AFCC”) for an initial cash payment in 2009 of $37.0 million and a subsequent cash payment in 2010 of $5.0 million.

In March 2011, we completed a sub-lease agreement with Mercedes-Benz Canada Inc. (“MBC”) for the rental of 21,000 square feet of surplus production space in our specialized fuel cell manufacturing facility located in Burnaby, British Columbia. This sub-lease is effective from August 1, 2011 until July 31, 2019 and is expected to result in annual savings of approximately $1 million in real estate and related overhead costs.

In June 2011, we obtained a $7.0 million Canadian award agreement from Sustainable Development Technology Canada (“SDTC”) for the period from 2011 to 2013 to be used to extend the operating life and lower the product cost of FCgen™-1300, the fuel cell product that powers Ballard’s CLEARgen™ distributed generation system. This award is in addition to a $4.8 million Canadian award agreement from SDTC announced in 2010 for the period from 2010 to 2012 to be used to further develop fuel cell power module technology for the transit bus market. These awards are recorded primarily as a cost offset against our research and product development expenses as the expenses are incurred on these programs.

We are based in Canada, with head office, research and development, testing and manufacturing facilities in Burnaby, British Columbia. In addition, we have sales, research and development and manufacturing facilities in Lowell, Massachusetts and Hobro, Denmark.

In 2011, we reported our results in the following operating segments:

1. Fuel Cell Products: fuel cell products and services for motive power (material handling and bus markets) and stationary power (backup power and distributed generation markets) applications; and engineering services for a variety of fuel cell applications;

2. Contract Automotive: contract manufacturing services provided primarily for Daimler AG (“Daimler”);

3. Material Products: carbon fiber products primarily for automotive transmissions and gas diffusion layers (“GDLs”) for fuel cells.

During the last half of 2011, we refined the Company’s business strategy and established a new engineering services operating unit in order to leverage our expertise in fuel cell design, prototyping, manufacturing and servicing. This new operating unit offers a full suite of fuel cell engineering solutions for a variety of fuel cell applications and is recorded in our core Fuel Cell Products segment. As a result of this increased management focus on engineering services, and the completion of our Contract Automotive manufacturing supply agreement with Daimler in October 2011, we have made changes to the composition of our operating segments to align to our current reporting structure. As a result, revenues of $2.1 million for the first three quarters of 2011, and revenues of $1.5 million for 2010, previously recorded in our Contract Automotive segment relating to engineering services have been retroactively restated to the Fuel Cell Products segment. While the Contract Automotive segment will continue to be reported on in 2012 from a comparative perspective, it will cease to be an active operating unit as of the end of 2011.

SELECTED ANNUAL FINANCIAL INFORMATION

Years ended December 31 (Expressed in thousands of U.S. dollars, except per share amounts)
	2011	2010	2009
Revenues	$76,009	$65,019	$46,722
Net income (loss) attributable to Ballard	$(33,420)	$(31,532)	$(3,258)
Net income (loss) per share attributable to Ballard	$(0.40)	$(0.37)	$(0.04)
Adjusted EBITDA (1)	$(22,295)	$(26,163)	$(38,974)
Cash, cash equivalents and short-term investments	$46,194	$74,445	$82,231
Total assets	$165,290	$190,027	$195,348

1	Adjusted EBITDA is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section.

RESULTS OF OPERATIONS – Fourth Quarter of 2011

Revenue and gross margin

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2011	2010	$ Change	% Change
Fuel Cell Products	$16,871	$13,723	$3,148	23%
Contract Automotive	101	3,014	(2,913)	(97%	)
Material Products	4,024	4,346	(322)	(7%	)
Revenues	20,996	21,083	(87)	-%
Cost of goods sold	16,854	15,987	867	5%
Gross Margin	$4,142	$5,096	$(954)	(19%	)
Gross Margin %	20%	24%	n/a	n/a

Our revenues for the fourth quarter of 2011 of $21.0 million were flat compared to the fourth quarter of 2010 as increases in our core Fuel Cell Products segment of $3.1 million were offset by declines in Contract Automotive revenues of $2.9 million and declines in Material Products revenues of $0.3 million.

In our core Fuel Cell Products segment, fourth quarter of 2011 revenues increased 23%, or $3.1 million, to $16.9 million compared to the fourth quarter of 2010, primarily as a result of our increased focus on building our engineering services business. This increase in engineering services revenues, combined with relatively stable Stationary power revenues, was partially offset by lower Motive power market revenues. In our Motive power market, higher material handling revenues as a result of increased shipments to support Plug Power Inc.’s GenDrive™ systems were more than offset by lower fuel cell bus revenues. Fuel cell bus revenues in the fourth quarter of 2011 were lower than anticipated (see 2011 Revenue section) as new fourth quarter of 2011 shipments to Van Hool NV and UNDP-EMTU Brazil, were lower than fuel cell bus revenues in the fourth quarter of 2010 arising from shipments to Daimler and to the Transport for London fuel cell bus program. Stationary power revenues were relatively stable quarter over quarter as increased shipments of Dantherm Power backup power system products including a 150kW fuel cell system supplied to Anglo American Platinum Limited, were offset by a decline in shipments of hydrogen-based backup power units.

The following table provides a summary of our fourth quarter fuel cell stack shipments):

	Three months ended December 31,
	2011	2010	% Change
Material handling	799	345	132%
Backup power	124	654	(81%	)
Distributed generation	7	52	(87%	)
Other	12	68	(82%	)
Fuel Cell Stack Shipments	942	1,119	(16%	)

In our Contract Automotive and Material Products segments, fourth quarter of 2011 revenues declined 44%, or $3.2 million, to $4.1 million compared to the fourth quarter of 2010. Contract Automotive segment revenues were down significantly as we completed our supply agreement with Daimler and made the final shipments of FCvelocity 1100 fuel cell products for Daimler’s Hyway 2/3 programs in October 2011. Material Products segment revenues were down slightly as increased volumes of carbon friction material products were offset by lower fuel cell GDL shipments.

Gross margins declined to $4.1 million, or 20% of revenues, for the fourth quarter of 2011, compared to $5.1 million, or 24% of revenues, for the fourth quarter of 2010. The decline in gross margin is primarily as a result of lower shipments of higher margin fuel cell bus units combined with lower platinum prices in December 2011 which negatively impacted our fourth quarter platinum recycling efforts and the mark to market value of our 2012 platinum purchase contracts. These gross margin declines were partially offset by our ongoing product cost reduction efforts across all of our platforms.

Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2011	2010	$ Change	% Change
Research and Product
Development	$4,169	$4,353	$(184)	(4%	)
General and Administration	2,308	3,866	(1,558)	(40%	)
Sales and Marketing	1,892	2,550	(658)	(26%	)
Operating costs	8,369	10,769	(2,400)	(22%	)
Less: Stock-based compensation (expense) recovery	257	(1,114)	1,371	123%
Cash Operating Costs	$8,626	$9,655	$(1,029)	(11%	)

Cash Operating Costs is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, restructuring charges and acquisition costs.

Cash Operating Costs (see Supplemental Non-GAAP Measures) for the fourth quarter of 2011 were $8.6 million, a decline of $1.0 million, or 11%, compared to the fourth quarter of 2010. The 11% reduction in the fourth quarter of 2011 was driven by lower general and administrative and sales and marketing expenses primarily as a result of a downward adjustment to accrued compensation expense as a result of not achieving our corporate performance targets relating to revenue and Adjusted EBITDA for the year.

While excluded from Cash Operating Costs, stock-based compensation expense declined significantly in the fourth quarter of 2011 to a recovery position, as a result of a downward adjustment to accrued share-based compensation expense as certain outstanding restricted share units failed to meet the vesting criteria and were cancelled.

Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2011	2010	$ Change	% Change
Adjusted EBITDA	$(3,765)	$(3,588)	$(177)	(5%	)

EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, finance and other income, and acquisition costs.

Adjusted EBITDA (see Supplemental Non-GAAP Measures) for the fourth quarter of 2011 was ($3.7) million, flat compared to the fourth quarter of 2010. Gross margin declines of $1.0 million in the fourth quarter of 2011 were primarily a result of lower shipments of higher margin fuel cell bus units, combined with lower platinum prices in December 2011 which negatively impacted our fourth quarter platinum recycling proceeds, and the mark to market value of our 2012 platinum purchase contracts. This decline in gross margin was offset by lower Cash Operating Costs of $1.0 million primarily as a result of a downward adjustment to accrued compensation expense as a result of not achieving our corporate performance targets relating to revenue and Adjusted EBITDA for the year.

Net loss attributable to Ballard

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2011	2010	$ Change	% Change
Net loss attributable to Ballard	$(7,289)	$(8,998)	$1,709	19%

Net loss attributable to Ballard for the fourth quarter of 2011 was ($7.3) million, or ($0.09) per share, compared to net loss of ($9.0) million, or ($0.11) per share, in the fourth quarter of 2010. The $1.7 million reduction in net loss for the fourth quarter of 2011 was driven by lower stock-based compensation expense of $1.4 million.

Net loss in the fourth quarter of 2011 includes a $1.7 million impairment charge related to the write-down of manufacturing equipment whereas net loss in the fourth quarter of 2010 includes an acceleration of depreciation expense of $2.3 million.

Cash provided by operating activities

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2011	2010	$ Change	% Change
Cash provided by operating activities	$3,876	$1,794	$2,082	116%

Cash provided by operating activities in the fourth quarter of 2011 was $3.9 million, an increase of $2.1 million compared to cash provided by operating activities of $1.8 million in the fourth quarter of 2010. The $2.1 million increase was driven by improvements in changes of working capital of $1.7 million combined with reductions in cash operating losses of $0.4 million.

RESULTS OF OPERATIONS – 2011

Revenue and gross margin

(Expressed in thousands of U.S. dollars)	Years ended December 31,
	2011	2010	$ Change	% Change
Fuel Cell Products	$46,468	$34,244	$12,224	36%
Contract Automotive	9,305	9,811	(506)	(5%	)
Material Products	20,236	20,964	(728)	(3%	)
Revenues	76,009	65,019	10,990	17%
Cost of goods sold	62,124	54,887	7,237	13%
Gross Margin	$13,885	$10,132	$3,753	37%
Gross Margin %	18%	16%	n/a	n/a

Our revenues in 2011 increased 17%, or $11.0 million, to $76.0 million, compared to $65.0 million for 2010. The 17% increase was driven by increases in our core Fuel Cell Products segment of 36%, or $12.2 million, which more than offset minor declines in our Contract Automotive and Material Products revenues.

While revenue growth for the year of 17% was less than expected, and less than our original 2011 full year guidance for growth in excess of 30%, the negative variance was largely attributable to delays in the timing of module shipments (particularly fuel cell bus modules to Brazil) initially planned in 2011 that are now expected in 2012. While we achieved significant revenue growth in 2011, the heightened risk factors to our original 2011 revenue guidance that were identified in our third quarter of 2011 Outlook update, ultimately ended up materializing. In particular, delays in the timing of completion of negotiations with Sao Paulo Transit Agency in Brazil for a 10 to 30 fuel cell bus RFP, resulted in the deferral of approximately $5 million of expected 2011 fuel cell bus module shipments. In addition, unexpected delays in the closing of fuel cell bus contracts in the United States and Europe, and planned backup power system contracts in Dantherm Power, resulted in an additional deferral of approximately $3.5 million from 2011. While delays in the timing of planned shipments negatively impacted 2011 results, these delays had a positive impact on our year-end 12-month order book which increased to $45.3 million, an improvement of 29% over 2010.

In our core Fuel Cell Products segment, 2011 revenues improved 36%, or $12.2 million, to $46.5 million compared to 2010, due to improvements in both our Motive power and Stationary power markets, combined with our increased focus on building our engineering services business. Motive power market increases were driven by higher fuel cell bus revenues as a result of new shipments in 2011 to Tuttotrasporti, Van Hool NV, UNDP, Daimler and FTA National Fuel Cell Bus Programs, partially offset by slightly lower material handling market revenues. Material handling revenues were down slightly due to a decline in service revenues and a change in sales mix to lower power units, which offset the overall impact of the increase in volume in support of Plug Power Inc.’s GenDrive™ systems. Stationary power revenues increased as a result of a change in sales mix to larger scale hydrogen-based backup power units which offset the overall impact of the decline in volume, increased shipments of distributed generation units, increased shipments of Dantherm Power backup power systems, and work performed on the K2 Pure Solutions and Toyota distributed power CLEARgen™ fuel cell system projects.

The following table provides a summary of our fuel cell stack shipments for the year:

	Years ended December 31,
	2011	2010	% Change
Material handling	1,422	1,100	29%
Backup power	1,447	1,664	(13%	)
Distributed generation	176	52	238%
Other	220	198	11%
Fuel Cell Stack Shipments	3,265	3,014	8%

In our Contract Automotive and Material Products segments, 2011 revenues declined 4%, or $1.2 million, to $29.5 million, compared to 2010. Contract Automotive segment revenues of $9.3 million were down 5%, or $0.5 million, due to slightly lower shipments of FCvelocity 1100 fuel cell products to Daimler. As we have now completed all FCvelocity 1100 shipments to Daimler under our initial supply agreement, this segment will cease to be an operating unit as of the end of 2011. Material Products segment revenues of $20.2 million were down 3%, or $0.7 million, as increased shipments of fuel cell GDL products were offset by lower carbon friction material product revenues.

Gross margins increased to $13.9 million, or 18% of revenues, for 2011, compared to $10.1 million, or 16% of revenues, for 2010. The increase in gross margin is primarily as a result of increased revenues in all of our Fuel Cell Products markets (except material handling) including increased shipments of higher margin fuel cell bus modules, combined with our ongoing product cost reduction efforts across all of our platforms, lower unabsorbed manufacturing overhead as a result of the higher overall volume, and improved warranty performance on our material handling and backup power products. These gross margin improvements were partially offset by lower margins in our Material Products segment.

Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Years ended December 31,
	2011	2010	$ Change	% Change
Research and Product Development	$21,623	$23,766	$(2,143)	(9%	)
General and Administration	10,838	13,044	(2,206)	(17%	)
Sales and Marketing	9,487	8,847	640	7%
Operating costs	41,948	45,657	(3,709)	(8%	)
Less: Stock-based compensation	(2,646)	(3,579)	933	26%
Cash Operating Costs	$39,302	$42,078	$(2,776)	(7%	)

Cash Operating Costs is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, restructuring charges and acquisition costs.

Cash Operating Costs (see Supplemental Non-GAAP Measures) for 2011 were $39.3 million, a decline of $2.8 million, or 7%, compared to 2010. The 7% reduction in 2011 was primarily as a result of operational efficiencies, the aggressive pursuit of government funding for our research and product development efforts, the redirection of engineering resources to revenue bearing engineering service projects, lower accrued compensation expense as a result of not achieving our corporate performance targets relating to revenue and Adjusted EBITDA for the year, and by lower operating costs in Dantherm Power as a result of our cost reduction efforts in the third quarter of 2010 which included a 25% workforce reduction. These expense reductions in 2011 were partially offset by increased investment in sales and marketing capacity in support of commercial efforts, and by the negative effects (approximately $2.0 million) of a 4% stronger Canadian dollar relative to the U.S. dollar on our Canadian operating cost base.

While excluded from Cash Operating Costs, stock-based compensation expense declined 26% in 2011, as compared to 2010, as a result of lower accrued share-based compensation expense as certain outstanding restricted share units failed to meet the vesting criteria and were cancelled.

Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Years ended December 31,
	2011	2010	$ Change	% Change
Adjusted EBITDA	$(22,295)	$(26,163)	$3,868	15%

EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, finance and other income, and acquisition costs.

Adjusted EBITDA (see Supplemental Non-GAAP Measures) for 2011 was ($22.3) million, an improvement of $3.9 million, or 15%, compared to 2010. The 15% reduction in Adjusted EBITDA loss in 2011 was driven by gross margin improvements of $3.8 million primarily as a result of the 17% increase in revenues, and by lower Cash Operating Costs of $2.8 million primarily as a result of our continued cost optimization efforts, which more than offset the negative impacts (approximately $2.0 million) of a 4% stronger Canadian dollar relative to the U.S. dollar on our Canadian operating cost base. A 1% increase in the Canadian dollar, relative to the U.S. dollar, negatively impacts annual Cash Operating Costs and Adjusted EBITDA by approximately $0.4 million to $0.5 million. These improvements in Adjusted EBITDA were partially offset by restructuring charges of $1.4 million in 2011, relating to a corporate leadership restructuring initiated in September 2011 and a Dantherm Power leadership restructuring initiated in March 2011, and by a decline in the net loss attributable to Dantherm Power’s non-controlling interests of $1.2 million.

As part of our focus on profitability, we have taken steps to reduce our cost base in 2011. In addition to the measures taken earlier in the year at Dantherm Power to streamline its organization with the reduction in the number of executive officers, a similar action was taken at corporate headquarters in September of 2011, with a reduction in the number of executive officers from six to five. These actions have resulted in the above noted restructuring charge of $1.4 million for the year.

While improvement in Adjusted EBITDA of 15% for the year was less than expected and less than our original 2011 full year guidance for improvement in excess of 40%, the negative variance was largely attributable to the above noted delays in the timing of fuel cell bus shipments, combined with the above noted negative foreign exchange impacts of approximately $2.0 million and restructuring charges of $1.4 million that we were unable to offset. The heightened risk factors to our original 2011 Adjusted EBITDA guidance that were identified in our third quarter of 2011 Outlook update ultimately ended up materializing.

Net loss attributable to Ballard

(Expressed in thousands of U.S. dollars)	Years ended December 31,
	2011	2010	$ Change	% Change
Net loss attributable to Ballard	$(33,420)	$(31,532)	$(1,888)	(6%	)

Net loss attributable to Ballard for 2011 was ($33.4) million, or ($0.40) per share, compared to net loss of ($31.5) million, or ($0.37) per share, in 2010. Net loss in 2010 includes a $4.8 million transactional gain related to the monetization of the Share Purchase Agreement with Ford, as well as a gain on sale of property, plant and equipment of $3.3 million related to the land portion of the sale and leaseback of our head office building. Net loss in 2011 includes a $1.7 million impairment charge related to a write-down of manufacturing equipment.

Excluding the impact of these transactional gains of $8.1 million in 2010 and impairment charges of $1.7 million in 2011, Normalized Net Loss (see Supplemental Non-GAAP Measures) in 2011 would have improved by $7.9 million, or 20%, as compared to 2010.

Cash used by operating activities

(Expressed in thousands of U.S. dollars)	Years ended December 31,
	2011	2010	$ Change	% Change
Cash used by operating activities	$(33,221)	$(29,312)	$(3,909)	(13%	)

Cash used by operating activities in 2011 increased by ($3.9) million to ($33.2) million, compared to ($29.3) million for 2010. The increase in cash used by operating activities of ($3.9) million was driven by increased working capital requirements of ($10.2) million, which more than offset reductions in cash operating losses of $6.3 million.

Total working capital requirements of ($6.7) million in 2011 were driven by higher accounts receivable of $4.3 million as a result of the timing of revenues and the related customer collections, combined with increased inventory levels of $1.3 million to support future growth. This compares to total working capital sources of $3.5 million in 2010.

OPERATING EXPENSES AND OTHER ITEMS

Research and product development expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Research and product development	2011	2010	$ Change	% Change
Research and product development expense	$5,125	$6,887	$(1,762)	(26%	)
Less: depreciation and amortization expense	$(956)	$(2,534)	$1,578	62%
Research and product development	$4,169	$4,353	$(184)	(4%	)

(Expressed in thousands of U.S. dollars)	Years ended December 31,
Research and product development	2011	2010	$ Change	% Change
Research and product development expense	$25,480	$28,749	$(3,269)	(11%	)
Less: depreciation and amortization expense	$(3,857)	$(4,983)	$1,126	23%
Research and product development	$21,623	$23,766	$(2,143)	(9%	)

Research and product development expenses for the three months ended December 31, 2011 were $5.1 million, a decrease of $1.8 million, or 26%, compared to the corresponding period of 2010. Excluding depreciation and amortization expense of $1.0 million and $2.5 million, respectively, research and product development expense declined $0.2 million, or 4%, compared to 2010. Depreciation and amortization expense of $2.5 million in the fourth quarter of 2010 includes a charge related to the acceleration of depreciation expense of $1.5 million for research and product development assets that were considered no longer in use or impaired.

Research and product development expenses for the year ended December 31, 2011 were $25.5 million, a decrease of $3.3 million, or 11%, compared to 2010. Excluding depreciation and amortization expense of $3.9 million and $5.0 million, respectively, research and product development expense declined $2.1 million, or 9%, compared to 2010.

The respective 4% and 9% reductions in 2011 were primarily as a result of the aggressive pursuit of government funding for our research and product development efforts, the redirection of engineering resources to revenue bearing engineering service projects, lower operating costs in Dantherm Power as a result of our cost reduction efforts in the third quarter of 2010 which included a 25% workforce reduction, and downward adjustments to accrued share-based and cash-based compensation expense in 2011 as a result of not achieving our corporate performance targets relating to revenue and Adjusted EBITDA for the year.

Government research funding is reflected as a cost offset to research and product development expenses. These expense reductions and improved cost recoveries in 2011 were partially offset by the negative effects of a 4% stronger Canadian dollar relative to the U.S. dollar on our Canadian operating cost base.

General and administrative expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
General and administrative	2011	2010	$ Change	% Change
General and administrative expense	$2,464	$5,026	$(2,562)	(51%	)
Less: Depreciation and amortization expense	$(77)	$(1,160)	$1,083	93%
Less: Restructuring expense	$(79)	$-	$(79)	n/a
General and administrative	$2,308	$3,866	$(1,558)	(40%	)

(Expressed in thousands of U.S. dollars)	Years ended December 31,
General and administrative	2011	2010	$ Change	% Change
General and administrative expense	$12,500	$14,777	$(2,277)	(15%	)
Less: Depreciation and amortization expense	$(306)	$(1,448)	$1,142	79%
Less: Restructuring expense	$(1,356)	$(285)	$(1,071)	376%
General and administrative	$10,838	$13,044	$(2,206)	(17%	)

General and administrative expenses for the three months ended December 31, 2011 were $2.5 million, a decrease of $2.6 million, or 51%, compared to the corresponding period of 2010. Excluding depreciation and amortization expense and restructuring charges, general and administrative expense declined $1.6 million, or 40%, compared to 2010. The 40% reduction in the fourth quarter of 2011 was driven by downward adjustments to accrued share-based and cash-based compensation expense in 2011 as a result of not achieving our corporate performance targets relating to revenue and Adjusted EBITDA for the year, combined with lower impairment losses on trade receivables. General and administrative expense includes impairment losses on trade receivables of $0.3 million and $0.7 million, respectively, in the fourth quarters of 2011 and 2010. Depreciation and amortization expense of $1.2 million in the fourth quarter of 2010 includes a charge related to the acceleration of depreciation expense of $0.8 million for information technology assets that were considered no longer in use or impaired.

General and administrative expenses for the year ended December 31, 2011 were $12.5 million, a decrease of $2.3 million, or 15%, compared to 2010. Excluding depreciation and amortization expense and restructuring charges, general and administrative expense declined $2.2 million, or 17%, compared to 2010. The 17% expense reduction in 2011 was driven by lower accrued compensation expense combined with lower impairment losses on trade receivables and the continued cost optimization efforts across the company. General and administrative expense includes impairment losses on trade receivables of $0.1 million and $0.7 million, respectively, in 2011 and 2010. These expense reductions were partially offset by the negative effects of a 4% stronger Canadian dollar relative to the U.S. dollar on our Canadian operating cost base.

Restructuring charges of $1.4 million in 2011 relate to a Dantherm Power leadership restructuring initiated in March 2011 and a corporate leadership restructuring initiated in September 2011, whereas the restructuring charge of $0.3 million in 2010 relates to a 25% workforce reduction initiated at Dantherm Power in August 2010.

Sales and marketing expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Sales and marketing	2011	2010	$ Change	% Change
Sales and marketing expense	$1,892	$2,734	$(842)	(31%	)
Less: acquisition costs	$-	$(184)	$184	100%
Sales and marketing	$1,892	$2,550	$(658)	(26%	)

(Expressed in thousands of U.S. dollars)	Years ended December 31,
Sales and marketing	2011	2010	$ Change	% Change
Sales and marketing expense	$9,487	$9,113	$374	4%
Less: acquisition costs	$-	$(266)	$(266)	100%
Sales and marketing	$9,487	$8,847	$640	7%

Sales and marketing expenses for the three months ended December 31, 2011 were $1.9 million, a decrease of $0.8 million, or 31% compared to the corresponding period of 2010. The 31% reduction in the fourth quarter of 2011 was driven by downward adjustments to accrued share-based and cash-based compensation expense as a result of not achieving our corporate performance targets relating to revenue and Adjusted EBITDA for the year.

Sales and marketing expenses for 2011 were $9.5 million, an increase of $0.4 million, or 4% compared to 2010. The 4% increase in 2011 was primarily as a result of increased investment in sales and marketing capacity in support of commercial efforts, combined with the negative effects of a 4% stronger Canadian dollar relative to the U.S. dollar on our Canadian operating cost base. This increase was partially offset by lower accrued compensation expenses and acquisition costs of $0.3 million in 2010 related to costs incurred for the acquisition of Dantherm Power.

Finance and other income (loss) for the three months ended December, 2011 were $0.1 million, a decrease of $0.5 million, compared to the corresponding period of 2010. Finance and other income (loss) for the year ended December 31, 2011 were $0.2 million, an increase of $0.3 million, compared to 2010. The following table provides a breakdown of our finance and other income (loss) for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2011	2010	$ Change	% Change
Employee future benefit plan expense	$(37)	$(124)	$87	70%
Investment income	77	155	(78)	(50%	)
Foreign exchange gain (loss)	38	484	(446)	(92%	)
Other income	-	46	(46)	(100%	)
Finance and other income (loss)	$78	$561	$(483)	(86%	)

(Expressed in thousands of U.S. dollars)	Years ended December 31,
	2011	2010	$ Change	% Change
Employee future benefit plan expense	$(37)	$(124)	$87	70%
Investment income	303	323	(20)	(6%	)
Foreign exchange gain (loss)	(71)	(527)	456	86%
Other income	-	224	(224)	(100%	)
Finance and other income (loss)	$195	$(104)	$299	288%

Employee future benefit plan expense for the three months and year ended December 31, 2011 were $0.1 million, respectively, compared to an expense of and $0.1 million, respectively, for the corresponding periods of 2010. Employee future benefit plan expense primarily represents the excess of interest cost over the expected return on plan assets on a curtailed defined benefit pension plan for our current and former United States employees.

Investment income approximated between $0.1 million and $0.3 million, respectively, for the three months and years ended December 31, 2011 and 2010 and was earned on our cash, cash equivalents and short-term investments.

Foreign exchange gains and losses are attributable to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary position. At December 31, 2011, our Canadian dollar-denominated assets (cash, cash equivalents and short-term investments approximated our Canadian dollar-denominated liabilities (capital lease obligations, warranty obligations and accounts payable and accrued liabilities), resulting in an insignificant foreign exchange loss in 2011. During 2011, we increased our Canadian dollar denominated cash reserves to better balance our overall balance sheet exposure to currency fluctuations. The foreign exchange loss in 2010 of $0.5 million resulted primarily from the impact of a strengthening Canadian dollar on our Canadian dollar-denominated net liability position at that time. At December 31, 2010, our Canadian dollar-denominated liabilities (capital lease obligations, warranty obligations and accounts payable and accrued liabilities) exceeded our Canadian dollar-denominated assets (cash and short-term investments).

Finance expense for the three months and year ended December 31, 2011 was $0.5 million and $1.4 million, respectively, compared to $0.3 million and $0.9 million, respectively, for the corresponding periods of 2010. Finance expense relates primarily to the sale and leaseback of our head office building in Burnaby, British Columbia which was completed on March 9, 2010. Due to the long term nature of the lease, the leaseback of the building qualifies as a finance (or capital) lease.

Gain on sale of property, plant and equipment for the year ended December 31, 2011 was $0.7 million and relates primarily to a gain on sale of property, plant and equipment to Mercedes-Benz Canada Inc. in conjunction with the sub-lease of 21,000 square feet of surplus production space in Burnaby, B.C, effective in August 2011.

Gain on sale of assets for the year ended December 31, 2010 was $8.1 million, and consists of a gain of $4.8 million related to the monetization of the Share Purchase Agreement with Ford, and a gain of $3.3 million on the land component of the sale and leaseback of our head office building in Burnaby, B.C. in March, 2010.

The $4.8 million gain resulted from the extinguishment of the contingent payment related to the 2009 monetization of our rights under the Share Purchase Agreement with Ford relating to our 19.9% equity investment in AFCC. This Share Purchase Agreement has been fully monetized for $42.0 million, comprising an initial cash payment of $37.0 million received in 2009 and a subsequent contingent cash payment of $5.0 million received in 2010.

The $3.3 million gain on the land component of the sale and leaseback of our head office building in 2010 was retroactively recorded on our conversion to IFRS. Under former Canadian GAAP, sale and leaseback gains are deferred and amortized over the term of the lease when the leaseback is classified as an operating lease. Under IFRS, such gains are recognized immediately if the sale and leaseback transaction results in an operating lease, and is undertaken at fair value. As the land component of our March 2010 sale and leaseback of our head office building was determined to be an operating lease and therefore met this IFRS criteria for immediate gain recognition, the unamortized portion of the deferred gain of $3.3 million attributed to the land leaseback has been recognized in 2010 net income on application of IFRS, and the related deferred gain of $3.3 million previously recorded under Canadian GAAP has been derecognized in the presented 2010 comparative financial information. The $6.2 million remaining balance of the $9.5 million deferred gain initially recorded under former Canadian GAAP on the closing of this transaction in 2010 relates solely to the building component of the sale and leaseback transaction. This $6.2 million building component did not meet the above operating lease criteria as it was determined to be a Finance (or “capital”) lease under IFRS and therefore remains recorded as a deferred gain ($5.7 million deferred gain as of December 31, 2011) which is being recognized to income under IFRS on a straight-line basis over the term of the 15-year lease.

Impairment loss on property, plant and equipment for the three months and year ended December 31, 2011 was $1.7 million and consists primarily of an impairment charge related to a write-down of manufacturing equipment.

Net loss attributed to non-controlling interests for the three months and year ended December 31, 2011 was $0.3 million and $2.7 million, respectively, compared to $0.3 million and $3.9 million, respectively, for the corresponding periods of 2010. Amounts represent the non-controlling interest of Dantherm A/S and Danfoss A/S in the losses of Dantherm Power as a result of their 48% total equity interest. The improved performance in 2011 at Dantherm Power is primarily a result of lower operating costs in 2011 as a result of our continued cost reduction efforts which included a leadership restructuring in the first quarter of 2011 and a 25% workforce reduction initiated in the third quarter of 2010. These benefits were partially offset by a restructuring charge recorded in the first quarter of 2011 related to the above noted Dantherm Power leadership restructuring.

SUMMARY OF QUARTERLY RESULTS

The following table provides summary financial data for our last eight quarters:

(Expressed in thousands of U.S. dollars, except per share amounts	Quarter ended,
which are expressed in thousands)
	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2011	2011	2011	2011
Revenues	$20,996	$20,602	$19,112	$15,299
Net income (loss) attributable to Ballard	$(7,289)	$(6,991)	$(8,630)	$(10,511)
Net income (loss) per share attributable to	$(0.09)	$(0.08)	$(0.10)	$(0.12)
Ballard, basic and diluted
Weighted average common shares outstanding	84,549	84,548	84,456	84,205

	Dec 31,	Sep 30,	June 30,	Mar 31,
	2010	2010	2010	2010
Revenues	$21,083	$16,528	$15,526	$11,882
Net income (loss) attributable to Ballard	$(8,998)	$(5,559)	$(10,411)	$(6,564)
Net income (loss) per share attributable to	$(0.11)	$(0.07)	$(0.12)	$(0.08)
Ballard, basic and diluted
Weighted average common shares outstanding	84,140	84,128	84,127	84,012

Summary of Quarterly Results: There were no significant seasonal variations in our quarterly results. Variations in our net income (loss) for the above periods were affected primarily by the following factors:

  Revenues: Variations in fuel cell revenues reflect the timing of our customers’ fuel cell vehicle, bus and fuel cell product deployments. Variations in fuel cell revenues also reflect the timing of work performed and the achievements of milestones under long-term fixed price contracts.

  Operating expenditures: Operating expenses were negatively impacted by restructuring charges of $0.4 million in the third quarter of 2011 as a result of a corporate leadership restructuring, restructuring charges of $1.0 million in the first quarter of 2011 as a result of a leadership restructuring in Dantherm Power, and by restructuring charges of $0.3 million in the third quarter of 2010 as a result of a 25% workforce reduction at Dantherm Power. Restructuring charges are recognized in general and administrative expense.

Operating expenses were negatively impacted in the fourth quarter of 2010 due an acceleration of depreciation expense of $2.3 million for equipment that was considered no longer in use or impaired. The $2.3 million depreciation charge was recognized in product development expense ($1.5 million) and general and administrative expense ($0.8 million).

Operating expenses also include the impact of changes in the value of the Canadian dollar, versus the U.S. dollar, on our Canadian dollar denominated expenditures.

  Gain on sale of assets: The net loss for the first quarter of 2010 was positively impacted by a gain on the sale of the land component of the sale and leaseback of our head office building of $3.3 million. The net loss for the third quarter of 2010 was positively impacted by a gain on the stub period monetization of the Share Purchase Agreement with Ford of $4.8 million.

  Impairment loss on property, plant and equipment: The net loss for the fourth quarter of 2011 was negatively impacted by an impairment charge of $1.7 million related to the write-down of manufacturing equipment never put into use.

CASH FLOWS

Cash, cash equivalents and short-term investments were $46.2 million (or $41.6 million net of Operating Facility draws of $4.6 million) at December 31, 2011, compared to $74.4 million at the end of 2010. The decrease of ($28.2) million in 2011 was driven by a net loss (excluding non-cash items) of ($26.5) million, working capital requirements of ($6.7) million and capital expenditures (net of proceeds on sale and leaseback of capital equipment) of ($2.2) million. These outflows were partially offset by cash proceeds of $1.7 million from the sale of property, plant and equipment to MBC in advance of the sub-lease of 21,000 square feet of surplus production space in Burnaby, B.C., by convertible debt financing of $1.7 million to Dantherm Power by the non-controlling partners, and by the above noted net cash advances on our Operating Facility of $4.6 million.

For the three months ended December 31, 2011 and 2010, working capital requirements resulted in cash inflows of $8.7 million and $7.0 million, respectively. In the fourth quarter of 2011, net cash inflows of $8.7 million were driven by lower accounts receivable of $3.3 million due primarily to the timing of collections of our fuel cell product and service revenues, lower inventory of $1.9 million as we consumed previously built-up inventory in order to fulfill the higher product shipments in the fourth quarter, and higher deferred revenue and cost recovery of $2.0 million as we received the next tranches of SDTC government funding for our distributed generation and bus projects in advance of incurring the related research and product development expenditures. Working capital inflows in the fourth quarter of 2010 of $7.0 million were driven by lower inventory of $4.0 million as we consumed previously built-up inventory in order to fulfill the higher product shipments in the fourth quarter, and higher deferred revenue and cost recovery of $2.1 million as a result of the receipt of customer payments and government funding awards in advance of work performed.

For the year ended December 31, 2011, working capital requirements resulted in cash outflows of ($6.7) million, compared to inflows of $3.5 million for 2010. In 2011, net cash outflows of ($6.7) million were driven by higher accounts receivable of ($4.3) million due primarily to the timing of collections of our fuel cell product and service revenues, higher inventory of ($1.3) million due primarily to the buildup of inventory to support expected higher product shipments 2012, and by lower accounts payable and accrued liabilities of ($1.7) million due primarily to the timing of supplier payments. In 2010, net cash inflows of $3.5 million were driven by increased accounts payable and accrued liabilities of $2.9 million due primarily to higher 2010 accrued annual employee bonuses as compared to 2009, combined with higher payables to suppliers as a result of our increased inventory and production levels. In addition, net cash inflows in 2010 benefited from lower prepaid expenses of $1.3 million as a result of lower insurance and information technology license renewal costs and higher deferred revenue and cost recovery of $1.0 million as a result of the receipt of customer payments and government funding awards in advance of work performed. These 2010 inflows were partially offset by cash outflows as a result of increased inventory of ($2.4) million due to the buildup of inventory to support expected future fuel cell shipments in 2011.

Investing activities resulted in cash outflows of ($15.5) million and ($3.8) million, respectively, for the three months and year ended December 31, 2011, compared to cash inflows of $9.8 million and $38.3 million, respectively, for the corresponding periods in 2010. Changes in short-term investments resulted in cash outflows of ($15.6) million and ($3.4) million, respectively, for the three months and year ended December 31, 2011, compared to cash inflows of $10.7 million and $17.7 million, respectively, for the corresponding periods of 2010. Balances changed between cash equivalents and short-term investments as we make investment decisions with regards to the term of investments and our future cash requirements.

Other Investing activities in 2011 also include proceeds of $1.7 million received from MBC on the closing of the facilities sub-lease agreement, proceeds on sale and leaseback of capital equipment of $1.9 million, and capital expenditures of ($4.1) million primarily for manufacturing equipment in order to build production capacity. Other investing activities in 2010 include net proceeds received on the closing of the head office building sale and leaseback transaction of $19.9 million, net proceeds of $4.8 million on the extinguishment of the contingent payment related to the 2009 monetization of the Share Purchase Agreement with Ford less the payment of accrued costs of ($1.4) million related to the initial monetization which closed in December 2009, and net cash received of $0.9 million on the acquisition of Dantherm Power, partially offset by capital expenditures of ($3.5) million.

Financing activities resulted in cash outflows of ($3.1) million and cash inflows of $5.1 million, respectively, for the three months and year ended December 31, 2011, compared to cash outflows of ($0.6) million and ($0.4) million, respectively, for the corresponding periods of 2010. Financing activities in the fourth quarter of 2011 primarily represent net repayments against our Operating Facility of ($2.7) million, whereas financing activities in 2011 primarily represent total advances, net of repayments, of $4.6 million on our Operating Facility. The Operating Facility is used to assist with the financing of working capital requirements. Financing activities in 2011 also include proceeds on convertible debenture financing from the Dantherm Power non-controlling interests to Dantherm Power of $1.7 million for the year. These financing inflows in 2011 were partially offset by finance lease payments of ($0.8) million and treasury stock purchases of ($0.3) million under our market purchase restricted share unit plan. Financing activities in 2010 primarily represent the minority partner cash contribution to Dantherm Power for the second tranche investment of 5.0 million Danish Kroner, or $0.9 million in August 2010, less capital lease payments of ($0.8) million and treasury stock purchases of ($0.6) million.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2011, we had total Liquidity of $41.6 million. We measure Liquidity as our net cash reserves, consisting of the sum of our cash, cash equivalents and short-term investments of $46.2 million, net of amounts drawn on our $10 million Canadian demand revolving facility (“Operating Facility”) of $4.6 million. The Operating Facility is used to assist in financing our short term working capital requirements and is secured by a hypothecation of our cash, cash equivalents and short-term investments.

We also have a $3.3 million Canadian capital leasing facility (“Leasing Facility”) which is used to finance the acquisition and / or lease of operating equipment and is secured by a hypothecation of our cash, cash equivalents and short-term investments. At December 31, 2011, $3.2 million was outstanding on the Leasing Facility.

We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for fuel cells and material products, the purchase of equipment for our manufacturing and testing facilities, the further development of business systems and low-cost manufacturing processes, the further development of our sales and marketing, product distribution and service capabilities, and working capital requirements to grow our business.

At this stage of our development, we may record net cash losses for at least the next few years as we continue to make significant investments in research and product and market development activities necessary to commercialize our products, combined with increased investments in working capital as we grow our business. Our actual funding requirements will vary based on the factors noted above, our relationships with our lead customers and strategic partners, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-term product opportunities, our success in managing our working capital requirements, foreign exchange fluctuations, and the progress and results of our research, development and demonstration programs.

Our financial strategy is to manage our cash resources with strong fiscal discipline, focus on markets with high product and service revenue growth potential, license technology in cases where it is advantageous to us, and access available government funding for research and development projects. Our current financing principle is to maintain cash balances sufficient to fund at least six quarters of forecasted cash used by operating activities at all times.

2012 BUSINESS OUTLOOK

As a result of the increase in our year-end 12-month order book to $45.3 million, the continued improvements in our financial results over the past two years combined with signs of increasing overall market momentum, we have a strong outlook for 2012, with expectations for:

  Revenue of approximately $100 million; and

  Adjusted EBITDA of approximately breakeven.

Consistent with the past couple of years, we expect a majority of our 2012 revenue to be realized in the second half of the year. Our business revenue outlook for 2012 is based on our internal revenue forecast which reflects an assessment of overall business conditions and takes into account actual sales in the first two months of 2012, sales orders received for units and services to be delivered in 2012, and an estimate with respect to the generation of new sales in each of our markets. Our 2012 business revenue outlook is also supported by our 12-month order book of $45.3 million at December 31, 2011 ($35.0 million at December 31, 2010). The primary risk factor that could cause us to miss our target revenue guidance for 2012 are delays from forecast in terms of closing and shipping expected sales orders, primarily in our Brazilian and European bus markets and in our backup power markets.

The key drivers for this expected improvement in Adjusted EBITDA for 2012 are expected increases in gross margins driven primarily by aggressive product cost reduction efforts combined with the above noted overall increase in expected revenues and a shift in product mix to higher margin fuel cell buses, supported by continued operating expense optimization and a resulting reduction in Cash Operating Costs (see Supplemental Non-GAAP Measures section) from 2011. Consistent with the expectation that a majority of our 2012 revenue will fall in the last half of the year, Adjusted EBITDA is expected to be materially improved in the last half of 2012, as compared to the first half of 2012. Our Adjusted EBITDA outlook for 2012 is based on our internal Adjusted EBITDA forecast and takes into account our forecasted gross margin related to the above revenue forecast, the costs of our current and forecasted Cash Operating Costs, and assumes an average U.S. dollar exchange rate of 1.00 in relation to the Canadian dollar. The primary risk factor that could cause us to miss our target Adjusted EBITDA outlook for 2012 are lower than expected gross margins due to (i) lower revenues from forecast due to unexpected delays in terms of closing and shipping expected sales orders; (ii) shifts in product sales mix negatively impacting projected gross margin as a percentage of revenues; or (iii) delays in the timing of our projected product cost reductions. In addition, Adjusted EBITDA could also be negatively impacted by increases in Cash Operating Costs as a result of (i) increased product development costs due to unexpected delays in new product introductions or by lower than anticipated government cost recoveries; or (ii) negative foreign exchange impacts as a result of a higher than expected Canadian dollar. A 1% increase in the Canadian dollar, relative to the U.S. dollar, negatively impacts Adjusted EBITDA and Cash Operating Costs by approximately $0.4 million to $0.5 million.

Similar to prior years and consistent with our revenue and Adjusted EBITDA performance expectations for the year and the resulting impacts on gross margin and working capital, we expect cash used in operating activities in 2012 to be materially higher in the first and second quarters of 2012, as compared to the third and fourth quarters of 2012. Cash used in operating activities in the first two quarters of 2012 is expected to be negatively impacted by the buildup of inventory to support higher product shipments in the third and fourth quarters, the payment of accrued 2011 annual employee bonuses, and by the timing of revenues and the related customer collections which are also skewed towards the last half of the year.

Finally, we will continue our focus on maintaining a strong liquidity position. We ended 2011 with cash, cash equivalents and short-term investments of $46.2 million (or $41.6 million net of Operating Facility draws of $4.6 million). We believe that with continued focus on improving gross margin performance, managing our Cash Operating Costs and our working capital requirements, we have sufficient liquidity to reach profitability without the need for additional public market financing. However, we may choose to access additional capital under circumstances advantageous to the Company.

OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

Periodically, we use forward foreign exchange and forward platinum purchase contracts to manage our exposure to currency rate fluctuations and platinum price fluctuations. We record these contracts at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are either (i) recorded in our statement of comprehensive income if formally designated and qualified under hedge accounting criteria; or (ii) recorded in our statement of operations if either not designated, or not qualified, under hedge accounting criteria.

At December 31, 2011, we had outstanding foreign exchange currency contracts (qualified under hedge accounting criteria) to purchase a total of Canadian $7.0 million at an average rate of $1.02 Canadian per $1.00 United States, resulting in an unrealized gain of $0.1 million recorded in other comprehensive income. In addition, we had outstanding platinum forward purchase contracts (not qualified under hedge accounting criteria) to purchase 1,750 troy ounces of platinum at an average rate of $1,550 per troy ounce, resulting in an unrealized loss of $0.3 million recorded in cost of product and service revenues.

At December 31, 2010, we did not have any other material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

We have committed to make future capital contributions of $0.1 million in Chrysalix, in which we have a limited partnership interest.

At December 31, 2011 we had the following contractual obligations and commercial commitments:

(Expressed in thousands of U.S. dollars)	Payments due by period,
Contractual Obligations	Total	Less than	1-3 years	3-5 years	After 5
		one year			years
Operating leases	$23,570	$2,465	$4,987	$5,379	$10,739
Capital leases	21,875	1,882	4,161	3,569	12,263
Asset retirement obligations	6,144	-	-	-	6,144
Total contractual obligations	$51,589	$4,347	$9,148	$8,948	$29,146

In addition to the contractual purchase obligations above, we have outstanding commitments $0.9 million related primarily to purchases of capital assets as at December 31, 2011. Capital expenditures pertain to our regular operations and are expected to be funded through cash on hand.

The Arrangement with Superior Plus includes an indemnification agreement dated December 31, 2008 (the "Indemnity Agreement"), which sets out the parties’ continuing obligations to the other. The Indemnity Agreement has two basic elements: it provides for the indemnification by each of the parties to the other for breaches of representations and warranties or covenants as well as, in our case, any liability relating to our business which is suffered by Superior Plus. Our indemnity to Superior Plus with respect to our representation relating to the existence of our tax pools immediately prior to the completion of the Arrangement is limited to an aggregate of $7.4 million (Canadian $7.4 million) with a threshold amount of $0.5 million (Canadian $0.5 million) before there is an obligation to make a payment. Second, the Indemnity Agreement provides for adjustments to be paid by us, or to us, depending on the final determination of the amount of our Canadian non-capital losses, scientific research and development expenditures and investment tax credits generated to December 31, 2008, to the extent that such amounts are more or less than the amounts estimated at the time the Arrangement was executed. At December 31, 2011, we have not accrued any amount owing, or receivable, as a result of the Indemnity Agreement.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in us, together with their subsidiaries and affiliates, our key management personnel, and our minority interest partners in Dantherm Power. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices at fair value. Related party transactions and balances are as follows:

(Expressed in thousands of U.S. dollars)	Years Ended December 31,
Transactions with related parties	2011	2010
Revenues	$-	$134
Purchases	744	1,301
Key management personnel compensation	5,384	6,103

	As at December 31,
(Expressed in thousands of U.S. dollars)
Balances with related parties	2011	2010
Accounts payable and accrued liabilities	$260	$517
Convertible debenture payable	$1,592	$-

OUTSTANDING SHARE DATA

As at February 21, 2012
Common share outstanding		84,550,524
Options outstanding		7,594,801

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Effective January 1, 2011 Canadian publicly listed entities are required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information in accordance with IFRS, the effective transition date is January 1, 2010. The year ended December 31, 2011 is our first reporting period under IFRS.

Our consolidated financial statements for the year ended December 31, 2011 are our first annual financial statements that comply with IFRS. As 2011 is our first year of reporting under IFRS, IFRS 1 First-time Adoption of IFRS is applicable. In accordance with IFRS 1, we have applied IFRS retrospectively as of January 1, 2010, for comparative purposes as if IFRS had always been in effect, subject to certain mandatory exceptions and optional exemptions applicable to us, discussed below.

Senior management and the Audit Committee have approved the Company’s IFRS accounting policies which were initially presented in our unaudited interim consolidated condensed financial statements for the three months ended March 31, 2011. Our final IFRS accounting policies are detailed in note 3 to our annual consolidated financial statements. Our final IFRS accounting policies include a change in accounting policy (see below) from what was initially disclosed in our first quarter of 2011 MD&A relating to a change in how we will account for employee future benefit expenses.

TRANSITIONAL ELECTIONS (under IFRS 1 First Time Adoption)

The following summary provides details of the opening statement of financial position transitional provisions which were adopted effective January 1, 2010.

  Share Based Payments: IFRS 2, Share Based Payment: As allowed, we did not restate share-based payment balances in relation to fully vested awards of share-based payments prior to January 1, 2010.

  Property, plant and equipment (“PP&E”): No transitional elections were taken. The Company has elected to retain assets at historical cost upon transition rather than taking the allowed election to recognize assets at fair value.

  Business Combinations: The Company did not retrospectively restate any business combinations; IFRS 3 has been applied prospectively to acquisitions after January 1, 2010.

  Cumulative Translation Adjustments: All cumulative translation adjustments and associated gains and losses have been “reset” to zero as at the date of transition, with all historic amounts transferred from accumulated other comprehensive loss to retained earnings.

  Employee Future Benefits (additional Transitional Election from those disclosed in our first quarter of 2011 MD&A): We elected to apply the optional election in IFRS 1 and recognized all cumulative unrecognized actuarial gains and losses through retained earnings as at the date of transition.

IFRS OPENING STATEMENT OF FINANCIAL POSITION

Note 27 to our consolidated financial statements summarize the quantitative impact on the consolidated statement of financial position of our transition to IFRS at January 1, 2010.

ADDITIONAL IMPACTS ON OUR IFRS 2010 FINANCIAL STATEMENTS

In addition to the above noted impacts on our consolidated statement of financial position at January 1, 2010, the following matters have impacted our 2010 consolidated financial statements as a result of our conversion to IFRS:

  Accelerated recognition of sale and leaseback gains: Under former Canadian GAAP, sale and leaseback gains were deferred and amortized over the term of the lease when the leaseback was classified as an operating lease. Under IFRS, such gains may be recognized upfront if the sale and leaseback transaction results in an operating lease, and is undertaken at fair value. As the land component of our March 2010 sale and leaseback of our head office building met this criteria, the unamortized portion of the deferred gain under former Canadian GAAP of $3.3 million attributed to the land leaseback has been fully recognized in our net income for the year ended December 31, 2010 under IFRS.

  Foreign Currency Translation of Subsidiary (Dantherm Power): Under IFRS, the functional currency of the subsidiary determines the translation methodology. As Dantherm Power’s functional currency has been assessed as the Danish Kroner under IFRS, Dantherm Power is consolidated under IFRS using the current rate method. Under former Canadian GAAP, Dantherm Power was translated using the temporal method.

  Actuarial gains and losses on Employee Future Benefit Plans (additional impact from those disclosed in our first quarter of 2011 MD&A): Under IFRS, actuarial gains and losses arising from defined benefit plans and post-retirement benefit plans may be recorded immediately in either net income or other comprehensive income. Under former Canadian GAAP, our accounting policy was to recognize actuarial gains and losses in net income. On adoption of IFRS, we have elected to recognize actuarial gains and losses in other comprehensive income. As a result, net actuarial gains expensed under former Canadian GAAP in Finance and Other Income of $0.1 million for the year ended December 31, 2010 has been reclassified to other comprehensive income under IFRS.

IFRS ACCOUNTING POLICY IMPACTS

In addition to the transitional and other impacts described above, there are several accounting policy selections that have impacted the Company on a go-forward basis. This is not an exhaustive list, but it provides an indication of the main accounting policy choices which applied to the Company under IFRS effective January 1, 2011, with comparatives presented for 2010:

  Share-based payments: All share-based payments are valued at fair value under IFRS using an option pricing model. The Company has selected the Black Scholes option pricing model. This is consistent with the Company’s historic accounting policy under former Canadian GAAP. However, under IFRS, the valuation of stock options and restricted share unit (“RSU”) awards requires individual “tranche based” valuations for those option and RSU plans with graded vesting, while former Canadian GAAP allows a single valuation for all tranches. Therefore, under IFRS each installment of option and RSU award will be treated as a separate option or RSU grant, and the fair value of each installment will be amortized over each installment’s vesting period instead of recognizing the entire award on a straight-line basis over the term of the grant. The impact of this change on net income for the periods presented has not been significant.

  Property, Plant and Equipment (“PP&E”): Under IFRS, PP&E may be accounted for using either a cost or revaluation model. We have elected to use the cost model under IFRS for all classes of property, plant and equipment. As this is consistent with our historic accounting policy under former Canadian GAAP, this election has not impacted our PP&E balances.

  Impairment of Assets: If there is an indication that an asset may be impaired, an impairment test must be performed. Under former Canadian GAAP, this is a two-step impairment test in which (i) undiscounted future cash flows are compared to the carrying value; and (ii) if those undiscounted cash flows are less than the carrying value, the asset is written down to fair value. Under IFRS, an entity is required to assess, at the end of each reporting period, whether there is any indication that an asset may be impaired. If indicators of impairment exist, the entity shall estimate the recoverable amount of the asset by performing a onestep impairment test, which requires a comparison of the carrying value of the asset to the higher of (i) value in use; and (ii) fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state. Fair value less costs to sell, is defined as the estimated price that would be received on the sale of the asset in an orderly transaction between market participants, calculated at the measurement date. In addition, IFRS requires PP&E, goodwill and intangibles to be assessed for impairment at the cash-generating unit (“CGU”) level, rather than the reporting unit level considered by former Canadian GAAP.

As a result of this difference, in principle, impairment write downs may be more likely under IFRS than are currently identified and recorded under former Canadian GAAP. The extent of any new write downs, however, may be partially offset by the requirement under IAS 36 Impairment of Assets, to reverse any previous impairment losses where circumstances have changed such that the impairments have been reduced. Canadian GAAP prohibits reversal of impairment losses. We have concluded that the adoption of these standards has not resulted in a change to the carrying value of our PP&E, Goodwill and Intangible Assets on transition to IFRS being January 1, 2010.

  Business Combinations: Under IFRS, we account for all business combinations from January 1, 2010 onwards in accordance with IFRS 3 Business Combinations. Given that we adopted former Canadian CICA Handbook Section 1582 as of January 1, 2010 which is substantially converged with IFRS 3, we do not have any GAAP difference relating to the acquisition of Dantherm Power.

  Provisions: Under former Canadian GAAP, a provision is required to be recorded in the financial statements when required payment is considered “likely’ and can be reasonably estimated. The threshold for recognition of provisions under IFRS is lower than that under former Canadian GAAP as provisions must be recognized if required payment is “probable”. Therefore, in principle, it is possible that there may be some provisions which would meet the recognition criteria under IFRS that were not recognized under former Canadian GAAP. Other differences between IFRS and former Canadian GAAP exist in relation to the measurement of provisions, such as the methodology for determining the best estimate where there is a range of equally possible outcomes (IFRS uses the mid-point of the range, whereas Canadian GAAP use the low end of the range), and the requirement under IFRS for provisions to be discounted where material. We have reviewed our positions and have concluded that there is no adjustment to our financial statements on transition to IFRS arising from the application of IFRS provisions recognition and measurement guidance.

  Functional Presentation: Under IFRS, operating expenses must be presented on either a functional or nature of expenditure basis. Under former Canadian GAAP, operating expenses could be presented using a mix of both function and nature of expenditure basis. We have elected to use the functional classification basis for the presentation of operating expenses. As a result, depreciation and amortization expense, restructuring expense, and acquisition costs, which were individually presented in the Statement of Operations under former Canadian GAAP, have been reallocated to research and product development, sales and marketing, and general and administrative expense under IFRS.

  Employee Future Benefits (additional accounting policy impact from those disclosed in our first quarter of 2011 MD&A): Under IFRS, actuarial gains and losses arising from defined benefit plans and post-retirement benefit plans may be recorded in either net income or other comprehensive income. Under former Canadian GAAP, our accounting policy was to recognize actuarial gains and losses in net income. On adoption of IFRS, we have elected to recognize actuarial gains and losses in other comprehensive income. The effect of actuarial gains and losses arising from defined benefit plans and post-retirement benefit plans will no longer affect net income under our IFRS accounting policy choice. The effects of actuarial gains and losses will instead be recognized immediately in equity, rather than being recognized immediately in net income.

IFRS OTHER IMPACTS

In addition to the above noted impacts to our financial statements and accounting policies, we have also reviewed the impact of our conversion to IFRS on our information technology and data systems, internal controls over financial reporting, business processes, contractual arrangements and compensation arrangements and have made the appropriate adjustments to transition from former Canadian GAAP to IFRS.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENT APPLIED

Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards, which require us to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses of the reporting period, as well as disclosures made in the accompanying notes to the financial statements. The estimates and associated assumptions are based on past experience and other factors that are considered relevant. Actual results could differ from these estimates. The following are our most critical accounting estimates, which are those that require management’s most challenging, subjective and complex judgments, requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. The application of these and other accounting policies are described more fully in note 3 to the annual consolidated financial statements.

REVENUE RECOGNITION

Revenues are generated primarily from product sales and services in our Fuel Cell Products, Contract Automotive and Material Products segments. Product revenues are derived primarily from standard equipment and material sales contracts and from long-term fixed price contracts. Service revenues are derived primarily from cost-plus reimbursable contracts. Engineering development revenues are derived primarily from long-term fixed price contracts.

On standard equipment and material sales contracts, revenues are recognized when (i) significant risks and rewards of ownership of the goods has been transferred to the buyer; (ii) we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (iii) the amount of revenue can be measured reliably; (iv) it is probable that the economic benefits associated with the sale will accrue to us; and (v) the costs incurred, or to be incurred, in respect of the transaction can be measured reliably. Provisions are made at the time of sale for warranties. Revenue recognition for standard equipment and material sales contracts does not usually involve significant estimates.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided. Revenue recognition for cost-plus reimbursable contracts does not usually involve significant estimates.

On long-term fixed price contracts, revenues are recorded on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.

  The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

  The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of our attainment on achieving certain defined contractual milestones. Management’s judgment is required in determining the probability that the revenue will be received and in determining the measurement of that amount.

Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or that our estimates of the work required to complete a contract may change. The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. In the event that the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

During the three months and year ended December 31, 2011 and 2010, there were no material adjustments to revenues relating to revenue recognized in a prior period.

ASSET IMPAIRMENT

The carrying amounts of our non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. Cash-generating units to which goodwill has been allocated reflects the lowest level at which goodwill is monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period. These changes may result in future impairments. For example, our revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in our value in use model could increase due to a change in market interest rates. In addition, future goodwill impairment charges may be necessary if our market capitalization decreased due to a decline in the trading price of our common stock, which could negatively impact the fair value of our operating segments.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

We perform the annual review of goodwill as at December 31 of each year, more often if events or changes in circumstances indicate that it might be impaired. Under IFRS, the annual review of goodwill requires a comparison of the carrying value of the asset to the higher of (i) value in use; and (ii) fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state. As of December 31, 2011, of our consolidated goodwill balance of $48.1 million, we had allocated $46.3 million to our core Fuel Cell Products segment, and $1.8 million to our Material Products segment. Based on the impairment test performed as at December 31, 2011, we have concluded that no goodwill impairment charge was required on any of our segments for the year ended December 31, 2011. Details of our goodwill impairment tests are as follows:

  One of the methods used to assess the recoverable amount of the goodwill in our core Fuel Cells Products segment is a fair value, less costs to sale, test. Our fair value test is in effect a modified market capitalization assessment, whereby we calculate the fair value of the Fuel Cell Products segment by first calculating the value of the Company at December 31, 2011 based on the average closing share price in the month of December, add a reasonable estimated control premium of 25% to 30% to determine the Company’s enterprise value on a controlling basis, and then deduct the fair value of our Materials Product and Contract Automotive segments from this enterprise value, to arrive at the fair value of the Fuel Cell Products segment. As a result of this assessment, we have determined that the fair value of the Fuel Cell Products segment (with goodwill of $46.3 million) exceeds its carrying value by approximately 15% to 20% as of December 31, 2011.

  In addition to this fair value test, we also performed a value in use test on our Fuel Cell Products segment that compared the carrying value of the segment to the present value of future cash flows expected to be derived from the segment. The principal factors used in this discounted cash flow analysis requiring judgment are the projected results of operations, the discount rate based on the weighted average cost of capital (“WACC”), and terminal value assumptions for each reporting unit. Our value in use test was based on a WACC of 17.5% to 20%; an average estimated compound annual growth rate of approximately 40% from 2011 to 2016; and a terminal year EBITDA multiplied by a terminal value multiplier of 4.0. Our value in use assessment resulted in a significantly higher value than as determined under the fair value, less costs to sell, assessment.

  The fair value of our Material Products segment (with goodwill of $1.8 million), determined using an estimated market value as a multiple of revenues, is substantially in excess of its carrying value as of December 31, 2011.

As a result of our quarterly review of the carrying amounts of our non-financial assets (other than inventories) to determine whether there is any indication of impairment, we recorded an impairment charge of $1.7 million for the three months and year ended December 31, 2011 related to a write-down of manufacturing equipment.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions. During the three months and year ended December 31, 2011, we recorded provisions to accrued warranty liabilities of $1.0 million and $1.9 million, respectively, for new product sales, compared to $0.8 million and $2.4 million, respectively, for the three months and year ended December 31, 2010.

We review our warranty assumptions and make adjustments to accrued warranty liabilities quarterly based on the latest information available and to reflect the expiry of contractual obligations. Adjustments to accrued warranty liabilities are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the three months and year ended December 31, 2011 were adjusted downwards by a net amount of $0.5 million and $1.7 million, respectively, compared to a net adjustment downwards of $1.5 million and $1.6 million, respectively for the three months and year ended December 31, 2010. The adjustments to reduce accrued warranty liabilities were primarily due to contractual expirations, reductions in estimated costs to repair, and improved lifetimes and reliability of our fuel cell products.

INVENTORY PROVISION

In determining the lower of cost and net realizable value of our inventory and establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market pricing or demand for our products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than cost. We perform regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required. During the three months and year ended December 31, 2011, inventory provisions (recoveries) of $0.3 million and $0.6 million, respectively, were recorded as a charge to cost of product and service revenues, compared to ($0.2) million and $0.5 million, respectively, for the three months and year ended December 31, 2010.

EMPLOYEE FUTURE BENEFITS

The present value of our defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions. During the years ended December 31, 2011 and 2010, actuarial gains (losses) of ($2.9) million and $0.1 million, respectively, were recognized in other comprehensive income (loss) as a result of differences between expected and actual expense.

INCOME TAXES

We use the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards. The resulting changes in the net deferred tax asset or liability are included in income.

Deferred tax assets and liabilities are measured using enacted, or substantially enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Deferred income tax assets are reviewed at each reporting period and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. As of December 31, 2011 and 2010, we have not recorded any deferred income tax assets on our consolidated statement of financial position.

FUTURE IFRS ACCOUNTING STANDARDS

The following is an overview of accounting standard changes that we will be required to adopt in future years. Except as otherwise noted below for IFRS 9, IAS 32 and amendments to IFRS 7, the standards are effective for our annual periods beginning on or after January 1, 2013, with earlier application permitted. We do not expect to adopt any of these standards before their effective dates. We continue to evaluate the impact of these standards on our consolidated statement of operations and financial position.

IFRS 9 – FINANCIAL INSTRUMENTS

IFRS 9 introduces new requirements for the classification and measurement of financial assets. IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value. Specifically, financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other financial assets including equity investments are measured at their fair values at the end of subsequent accounting periods.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income. IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

IFRS 10 – CONSOLIDATION

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 – JOINT ARRANGEMENTS

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities – Non-monetary Contributions by Venturers.

IFRS 12 – DISCLOSURE OF INTERESTS IN OTHER ENTITIES

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 – FAIR VALUE MEASUREMENT

Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements. IFRS 13 is a more comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement.

AMENDMENTS TO IAS 19 – EMPLOYEE BENEFITS

The amendments to IAS 19 make significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to enhance the disclosures for all employee benefits. Actuarial gains and losses are renamed ‘remeasurements’ and will be recognized immediately in other comprehensive income (“OCI”). Remeasurements recognized in OCI will not be recycled through profit or loss in subsequent periods. The amendments also accelerate the recognition of past service costs whereby they are recognized in the period of a plan amendment. The annual expense for a funded benefit plan will be computed based on the application of the discount rate to the net defined benefit asset or liability. The amendments to IAS 19 will also impact the presentation of pension expense as benefit cost will be split between (i) the cost of benefits accrued in the current period (service cost) and benefit changes (past-service cost, settlements and curtailments); and (ii) finance expense or income.

A number of other amendments have been made to recognition, measurement and classification, including those re-defining short-term and other long-term benefits guidance on the treatment of taxes related to benefit plans, guidance on risk/cost sharing factors and expanded disclosures.

Our current accounting policy for employee benefits for the presentation of pension expense and the immediate recognition of actuarial gains and losses in OCI is consistent with the requirements in the new standard, however, additional disclosures and the computation of annual expense based on the application of the discount rate to the net defined benefit asset or liability will be required in relation to the revised standard.

AMENDMENTS TO IAS 1 – FINANCIAL STATEMENT PRESENTATION

The amendments to IAS 1 require entities to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. Items that will not be recycled, such as remeasurements resulting from the amendments to IAS 19, will be presented separately from items that may be recycled in the future, such as deferred gains and losses on cash flow hedges. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately.

AMENDMENTS TO OTHER STANDARDS

In addition, there have been amendments to existing standards, including IFRS 7 Financial Instruments: Disclosure, IAS 27, Separate Financial Statements, IAS 28, Investments in Associates and Joint Ventures, and IAS 32, Financial Instruments: Presentation. IFRS 7 amendments require disclosure about the effects of offsetting financial assets and financial liabilities and related arrangements on an entity’s financial position. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13. IAS 32 addresses inconsistencies when applying the offsetting requirements, and is effective for annual periods beginning on or after January 1, 2014.

SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with GAAP, we present certain supplemental non-GAAP measures. These measures are Cash Operating Costs, EBITDA and Adjusted EBITDA, and Normalized Net Loss. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP.

Cash Operating Costs

This supplemental non-GAAP measure is provided to assist readers in determining our operating costs on a cash basis. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe Cash Operating Costs is frequently used by securities analysts and investors when comparing our results with those of other companies. Cash Operating Costs differs from the most comparable GAAP measure, operating expenses, primarily because it does not include stock-based compensation expense, depreciation and amortization, restructuring charges and acquisition costs.

The following table shows a reconciliation of operating expenses to Cash Operating Costs for the three months and years ended December 31, 2011 and 2010:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Cash Operating Costs	2011	2010	$ Change
Operating Expense	$9,481	$14,647	$(5,166)
Stock-based compensation (expense) recovery	257	(1,114)	1,371
Acquisition costs	-	(175)	175
Restructuring charges	(79)	-	(79)
Depreciation and amortization	(1,033)	(3,703)	2,670
Cash Operating Costs	$8,626	$9,655	$(1,029)

(Expressed in thousands of U.S. dollars)	Years ended December 31,
Cash Operating Costs	2011	2010	$ Change
Operating Expense	$47,468	$52,639	$(5,171)
Stock-based compensation expense	(2,646)	(3,579)	933
Acquisition costs	-	(243)	243
Restructuring charges	(1,356)	(285)	(1,071)
Depreciation and amortization	(4,164)	(6,454)	2,290
Cash Operating Costs	$39,302	$42,078	$(2,776)

Adjusted EBITDA

These supplemental non-GAAP measures are provided to assist readers in determining our operating performance and ability to generate operating cash flow. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe EBITDA and Adjusted EBITDA are frequently used by securities analysts and investors when comparing our results with those of other companies. EBITDA differs from the most comparable GAAP measure, net income attributable to Ballard, primarily because it does not include finance (or interest) expense, income tax expense or recovery, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, and acquisition costs.

The following table shows a reconciliation of net income attributable to Ballard to EBITDA and Adjusted EBITDA for the three months and years ended December 31, 2011 and 2010:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
EBITDA and Adjusted EBITDA	2011	2010	$ Change
Net loss attributable to Ballard	$(7,289)	$(8,998)	$1,709
Depreciation and amortization	1,490	4,323	(2,833)
Finance expense	455	309	146
Income taxes	164	-	164
EBITDA attributable to Ballard	$(5,180)	$(4,366)	$(814)
Stock-based compensation	(257)	1,114	(1,371)
Acquisition costs	-	175	(175)
Finance and other (income) loss	(78)	(561)	483
Impairment loss on property, plant and equipment	1,727	-	1,727
Loss on sale of assets and property, plant and equipment	23	50	(27)
Adjusted EBITDA	$(3,765)	$(3,588)	$(177)

(Expressed in thousands of U.S. dollars)	Years ended December 31,
EBITDA and Adjusted EBITDA	2011	2010	$ Change
Net loss attributable to Ballard	$(33,420)	$(31,532)	$(1,888)
Depreciation and amortization	5,906	8,615	(2,709)
Finance expense	1,392	861	531
Income taxes	383	3	380
EBITDA attributable to Ballard	$(25,739)	$(22,053)	$(3,686)
Stock-based compensation	2,646	3,579	(933)
Acquisition costs	-	243	(243)
Investment and other (income) loss	(195)	104	(299)
Impairment loss on property, plant and equipment	1,727	-	1,727
Gain on sale of property, plant and equipment	(734)	(4)	(730)
Gain on sale of assets	-	(8,032)	8,032
Adjusted EBITDA	$(22,295)	$(26,163)	$3,868

Normalized Net Loss

This supplemental non-GAAP measure is provided to assist readers in determining our financial performance. We believe this measure is useful in assessing our actual performance by adjusting our actual results for one-time transactional gains and losses and impairment losses. Normalized Net Loss differs from the most comparable GAAP measure, net income (loss) attributable to Ballard, primarily because it does not include transactional gains and losses and asset impairment charges.

The following table shows a reconciliation of net income (loss) attributable to Ballard to Normalized Net Loss for the three months and years ended December 31, 2011 and 2010.

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Normalized Net Loss	2011	2010	$ Change
Net loss attributable to Ballard	$(7,289)	$(8,998)	$1,709
Impairment loss on property, plant and equipment	1,727	-	1,727
Normalized Net Loss	$(5,562)	$(8,998)	$3,436
Normalized Net Loss per share	$(0.07)	$(0.11)	$0.04

(Expressed in thousands of U.S. dollars)	Years ended December 31,
Normalized Net Loss	2011	2010	$ Change
Net loss attributable to Ballard	$(33,420)	$(31,532)	$(1,888)
Impairment loss on property, plant and equipment	1,727	-	1,727
Gain on sale of assets	-	(8,032)	8,032
Normalized Net Loss	$(31,693)	$(39,564)	$7,871
Normalized Net Loss per share	$(0.37)	$(0.47)	$0.10

MANAGEMENT’S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosures.

As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including the CEO and the CFO, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a–15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (“Exchange Act”). The CEO and CFO have concluded that as of December 31, 2011, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified therein, and accumulated and reported to management to allow timely discussions regarding required disclosure.

Internal control over financial reporting

The CEO and CFO, together with other members of management, are responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. Internal control over financial reporting is designed under our supervision, and effected by the Company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

Management, including the CEO and CFO, have evaluated the effectiveness of internal control over financial reporting, as defined in Rules 13a–15(f) of the Exchange Act, in relation to criteria described in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, Management has determined that internal control over financial reporting was effective as of December 31, 2011.

KPMG LLP, our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of December 31, 2011.

Changes in internal control over financial reporting

During the year ended December 31, 2011, there were no material changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Our design of disclosure controls and procedures and internal controls over financial reporting includes controls, policies and procedures covering Dantherm Power.

RISKS & UNCERTAINTIES

An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and in our Annual Information Form. The risks and uncertainties described below and in our Annual Information Form are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results (which are summarized below), please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov).

Our business entails risks and uncertainties that affect our outlook and eventual results of our business and commercialization plans. The primary risks relate to meeting our product development and commercialization milestones, which require that our products exhibit the functionality, cost, durability and performance required in a commercial product and that we have sufficient access to capital to fund these activities. To be commercially useful, most of our products must be integrated into products manufactured by system integrators or OEMs. There is no guarantee that system integrators or OEMs will provide products that use our products as components. There is also a risk that mass markets for certain of our products may never develop, or that market acceptance might take longer to develop than anticipated.

A summary of our identified risks and uncertainties are as follows:

  We may not be able to achieve commercialization of our products on the timetable we anticipate, or at all;

  We expect our cash reserves will be reduced due to future operating losses and working capital requirements, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary;

  A mass market for our products may never develop or may take longer to develop than we anticipate;

  We may not be able to successfully execute our business plan;

  We have limited experience manufacturing fuel cell products on a commercial basis;

  Global economic conditions are beyond our control and may have an adverse impact on our business or on our key suppliers and / or customers;

  Potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan;

  We could be adversely affected by risks associated with acquisitions;

  We are subject to risks inherent in international operations;

  Exchange rate fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability;

  Commodity price fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability;

  We are dependent upon Original Equipment Manufacturers and Systems Integrators to purchase certain of our products;

  We are dependent on third party suppliers for the supply of key materials and components for our products;

  We currently face and will continue to face significant competition;

  We could lose or fail to attract the personnel necessary to run our business;

  Public Policy and regulatory changes could hurt the market for our products;

  We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our future growth and success;

  We could be liable for environmental damages resulting from our research, development or manufacturing operations; and

  Our products use flammable fuels, which could subject our business to product liability claims.

FORWARD-LOOKING STATEMENTS DISCLAIMER

This document contains forward-looking statements that are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended. Such statements include, but are not limited to, statements with respect to our objectives, goals and outlook including our estimated revenue and gross margins, cash flow from operations, Cash Operating Costs, EBITDA and Adjusted EBITDA (see Non-GAAP Measures) contained in our “Business Outlook”, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. Words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict.

In particular, these forward-looking statements are based on certain factors and assumptions disclosed in our “Outlook” as well as specific assumptions relating to our expectations with respect to the generation of new sales, producing, delivering and selling the expected product volumes at the expected prices, and controlling our costs. They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding product development efforts, manufacturing capacity, product pricing, market demand, and the availability and prices of raw materials, labour and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: the condition of the global economy; the rate of mass adoption of our products; changes in product pricing; changes in our customers' requirements, the competitive environment and related market conditions; product development delays; changes in the availability or price of raw materials, labour and supplies; our ability to attract and retain business partners, suppliers, employees and customers; changing environmental regulations; our access to funding and our ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements; our ability to protect our intellectual property; the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; and the general assumption that none of the risks identified in the Risks and Uncertainties section of this report or in our most recent Annual Information Form will materialize. Readers should not place undue reliance on Ballard's forward-looking statements.

The forward-looking statements contained in this document speak only as of the date of this Management Discussion and Analysis. Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Management Discussion and Analysis, including the occurrence of unanticipated events.